SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Resolutions of First A Shareholders Class Meeting for 2013	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 23, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of First A Shareholders Class Meeting for 2013

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of First A Shareholders Class Meeting for 2013 published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, October 22, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2013-41

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of First A Shareholders Class Meeting for 2013

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important:

•	No proposal was voted down or modified at this meeting; and

•	No resolution of the previous general meeting was modified at this meeting.

1.	Holding of and attendance at the Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) held the on-site meeting of its first A shareholders class meeting for 2013 (the “Meeting”) at Jinshan Roller-skating Stadium in the afternoon on Tuesday, October 22, 2013 immediately after the conclusion of the Company’s first extraordinary general meeting for 2013. The Company allows A shareholders to attend the Meeting through online voting. The total number of voting shares held by the Company’s A shareholders entitled to attend the Meeting was 4,870,000,000. Details of the Meeting are set forth below:

1. A shareholders and proxies attending the on-site meeting
Number of attendees	30
In which: Number of restricted A shareholders	2
Number of unrestricted A shareholders	28
Total number of voting A shares held by them	3,657,289,750
In which: Number of restricted A shares	3,656,730,000
Number of unrestricted A shares	559,750
Percentage in the Company’s total voting A shares (%)	75.10
In which: Percentage of restricted A shares in total A shares	75.09
Percentage of unrestricted A shares in total A shares	0.01
2. Number of A shareholders attending the Meeting by voting online
Number of attendees	1,078
In which: Number of restricted A shareholders	0
Number of unrestricted A shareholders	1,078
Total number of voting A shares held by them	88,949,726
In which: Number of restricted A shares	0
Number of unrestricted A shares	88,949,726
Percentage in the Company’s total voting A shares (%)	1.83
In which: Percentage of restricted A shares in total A shares	0
Percentage of unrestricted A shares in total A shares	1.83

The Meeting was convened by the Company’s board of directors (the “Board”), and Mr. Wang Zhiqing, Chairman of the Company, presided over the Meeting. Seven of the Company’s twelve current directors, namely Mr. Gao Jinping, Mr. Li Honggen, Mr. Zhang Jianping and Mr. Xiang Hanyin, each as the Company’s director, and Mr. Cai Tingji and Mr. Zhang Yimin, each as the Company’s independent directors, were present at the Meeting; Mr. Wu Haijun, Vice Chairman of the Company, Mr. Ye Guohua and Mr. Lei Dianwu, each as the Company’s directors, and Mr. Shen Liqiang and Mr. Jin Mingda, each as the Company’s independent directors, failed to be present at the Meeting because of business engagements. Four of the Company’s six current supervisors, namely Mr. Zuo Qiang, Ms. Li Xiaoxia, Mr. Chen Xinyuan and Mr. Zhou Yunnong, were present at the meeting; and Mr. Zhai Yalin and Mr. Wang Liqun, each as the Company’s supervisors, failed to be present at the Meeting because of business engagements. Mr. Zhang Jingming, Secretary of the Board, was present at the meeting. The convening and holding of, and the voting at, the Meeting were in compliance with the Company Law of the People’s Republic of China and the articles of association of the Company.

2.	Proposals considered and passed at the Meeting

The following proposals were considered and passed by special resolutions at the Meeting through voting by way of open ballot:

(1)	Proposal by and Undertaking of China Petroleum & Chemical Corporation on the Optimized A-share Reform Proposal regarding 2013 Interim Distribution of Cash Dividend and Conversion of Capital Fund and Surplus Reserve Fund into Shares;

	Number of shares voted for	Number of shares voted against	Percentage of shares voted for *
Voting by A shareholders	3,728,829,325	14,565,412	99.61%
In which: Number of restricted A shareholders	3,656,730,000	0	100%
Number of unrestricted A shareholders	72,099,325	14,565,412	83.19%

*	The “percentage of shares voted for” means the percentage of the shares voted for the proposal by the relevant class of shareholders in the total voting shares held by such class of shareholders (or their authorized proxies) present at the Meeting (i.e. the number of shares voted for + the number of shares voted against). (Same for below)

(2)	The Company’s Distribution Proposal regarding 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares.

	Number of shares voted for	Number of shares voted against	Percentage of shares voted for
Voting by A shareholders	3,694,281,081	8,672,583	99.77%

The above are the resolutions made at the Company’s first A shareholders class meeting for 2013. The Company appointed PricewaterhouseCoopers, the Company’s overseas auditor for 2013, to serve as the vote counting supervisor for the Meeting, who supervised the whole process of vote counting at the Meeting.

3.	Witnessing by lawyer

Mr. Gao Wei and Ms. Huo Wanhua from Beijing Haiwen & Partners, the Company’s PRC counsel, witnessed the Meeting and issued a legal opinion thereon (the “Legal Opinion”), indicating “the procedures whereby the Meeting was convened and held, the qualification of the convener, the qualifications of the shareholders or proxies who attended the Meeting and the voting procedures adopted at the Meeting were all in compliance with the provisions of the relevant laws and the articles of association of the Company, and the outcome of voting at the Meeting is valid”.

4.	Documents available for inspection

(1)	Resolutions made at the first A shareholders class meeting for 2013, signed and confirmed by the directors, the supervisors and the Secretary of the Board of the Company who attended the Meeting, and applied with the chop of the Company; and

(2)	The Legal Opinion.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, October 22, 2013